Exhibit 99.2

TC BioPharm (Holdings) plc

Maxim 1,2 Parklands Way, Maxim Park, Eurocentral, ML1 4WR

Tel: 0141 433 7557 | Email: info@tcbiopharm.com

February 10, 2025

VIA OVERNIGHT MAIL

The Holders of Warrants to Purchase American Depositary Shares issued pursuant to the terms of that certain warrant agent agreement, dated February 10, 2022 (collectively, the “Holders”):

To Whom It May Concern:

You are receiving this letter since you are a holder of record as of February 7, 2025 of certain warrants to purchase American Depositary Shares (each a “Warrant” and collectively, the “Warrants”) of the Company which are publicly traded on the NASDAQ Capital Market LLC under the symbol “TCBPW.” Reference is made to that certain warrant agent agreement, dated February 10, 2022 (the “Agency Agreement”), between TC Biopharm (Holdings) plc (the “Company”) and Computershare, Inc. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them as set forth in the Agency Agreement

Section 4 of the Agency Agreement provides that the Exercise Price covered by each Warrant outstanding is subject to adjustment from time to time as provided in Section 5 of the Warrant Certificate. Section 5(a)(iii) of the Warrant Certificate provides that if the Company at any time while the Warrants are outstanding, enters into an agreement to combine (including by way of reverse stock split) outstanding Ordinary Shares into a smaller number of shares, then with the consummation of such combination of the Ordinary Shares, the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares and such other capital stock of the Company (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares and such other capital stock of the Company (excluding treasury shares, if any) outstanding immediately after such event, and the number of ADSs issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 5(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

On February 10, 2025, the Company changed the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing two hundred (200) ordinary share to one ADS representing four thousand (4,000) ordinary shares (the “ADS Ratio Change”).

As a result of the ADS Ratio Change, an adjustment was made to the exercise price and the proportion of ADSs issued upon exercise of your Warrant in accordance with Section 5 of the Agency Agreement.

Upon completion of the ADS Ratio Change, the exercise price of your Warrants will increase from $4,000.00 to $80,000.00 and the proportion of ADSs issued upon exercise of each Warrant will be proportionally adjusted (to reflect the combined effect of the ADS Ratio Change coupled with the 1 for 50 consolidation (reverse share split) of Ordinary shares carried out on November 18, 2022) from twelve thousand five hundred Warrants for one ADS to two hundred and fifty thousand Warrants for one ADS such that the aggregate Exercise Price of each Warrant shall remain unchanged.

Please attach this notice to your certificate representing Warrant to record the adjustment of the exercise price and the proportion of ADSs issued upon exercise of your Warrant. Please note that no further action is required on your part as the books of the Company have been adjusted to reflect the adjustments described in this notice.

Very truly yours,

TC BIOPHARM (HOLDINGS) PLC

Name:	Martin Thorp
Title:	CFO